May 10, 2019

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Leader Funds Trust (the “Trust”)

File Nos.: 811-23419; 333-229484

Dear Ms. Lithotomos:

On February 1, 2019, the Trust filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “1940 Act”) to offer shares of Leader Short Duration Bond Fund, Leader Total Return Fund, and Leader Floating Rate Fund (each individually a “Fund” and together the “Funds”). You recently provided written comments relating to the filing. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have included the comments in this letter and provided the Trust’s response below each such comment.

Prospectus

General Comments

1.                  We note that the registration statement is incomplete. Please complete the registration statement in a pre-effective amendment to provide all missing information and eliminate all blanks and bracketed items.

Response: The Trust has updated the registration statement and it is being filed as a pre-effective amendment.

2.                  Your cover letter states that you contemplate a merger of the Funds and the Leader Short Duration Bond Fund, Leader Total Return Fund and Leader Floating Rate Fund, each a series of Northern Lights Fund Trust (the “Predecessor Funds”). In your response letter, please explain the nature, purpose, and proposed timing of the transaction between the Funds and the Predecessor Funds.

Response: On April 24, 2019, the Trust filed with the Commission post-effective amendment No. 1 to its registration statement on Form N-14 (the “N-14”) detailing the proposed transaction. The Trust expects the shareholder meetings of the Predecessor Funds will take place in June 2019 with a closing of the transaction in mid-June 2019. The transaction is expected to be tax-free to shareholders and should not result in any dilution in value to shareholders. The N-14 describes the reasons behind the proposed transaction and the expected benefits to shareholders.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Leader Funds Trust

May 10, 2019

3.                  If the Trust’s registration statement is to become effective before the date on which the Predecessor Funds are reorganized into the Funds, please note that the registration statement may not contain Predecessor Fund performance disclosure, unless the Trust commits not to use the prospectus to sell to other shareholders prior to the merger. Please advise the staff of your intent and revise the registration statement accordingly.

Response: The Trust will not use the Funds’ prospectus to sell shares to other shareholders until the transaction is completed.

4.        We note that you intend to submit an exemptive application to operate the Trust as a manager of managers fund. Please let us know the status of your exemptive application.

Response: The Trust does not intend to file for exemptive relief to operate the Trust as a manager of managers fund. This disclosure has been removed from the registration statement.

Fund Fees and Expenses - Leader Floating Rate Fund – page 12

5.                  Footnote (4) states that the adviser has contractually agreed to waive certain fees and expenses through November 17, 2019. Please confirm that the expense limitation agreement will be in effect for at least one year from the date of effectiveness of the registration statement. If not, please delete the reference to the fee waiver/expense reimbursement both in the fee table and in the fourth footnote to the fee table. Additionally, given that the fee waiver/expense reimbursement is subject to recoupment, please also disclose, in the footnote or in the item 10 disclosure, that any recoupments will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment.

Response: The adviser to the Leader Floating Rate Fund has agreed to cap Fund fees and expenses through September 30, 2020. Footnote 4 has been updated accordingly. In addition, we have added disclosure in our item 10 discussion that states any recoupments will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in effect at the time of waiver/reimbursement; and (2) the expense cap in effect at the time of recoupment.

Example – Leader Floating Rate Fund – page 12

6.                  Please disclose and supplementally confirm that the expense example reflects the expense limitation only for the term of the agreement.

Response: The example has been revised to address the adviser’s commitment to cap expenses through September 30, 2020.

Leader Funds Trust

May 10, 2019

Portfolio Turnover – pages 1, 7, 13

7.                  The Predecessor Funds have portfolio turnover rates of 325.30% (Leader Short Duration Bond Fund), 535.81% (Leader Total Return Fund), and 128.78% (Leader Floating Rate Fund). Please explain why the turnover rates have been so high. Does the Trust expect to have similar portfolio turnover rates in the future? If so, please disclose.

Response: The higher portfolio turnover rates for Leader Short Duration Bond Fund and Leader Total Return Fund are partly attributable to an increase in redemption activity in these Funds. In addition, the adviser believes market conditions have dictated active trading in the Predecessor Funds. The Trust notes that, in the principal investment strategy discussions, the Predecessor Funds and the Funds disclose that they may be actively traded. In addition, the Trust notes that, in the principal risks’ discussions, the Predecessor Funds and the Funds disclose “Portfolio Turnover Risk” as a principal risk. The Funds will follow the same strategies as the Predecessor Funds so it is likely that portfolio turnover rates will follow the adviser’s view of the market and it could result in high portfolio turnover rates into the future.

8.                  Please explain the significant variation/increase in the Funds’ portfolio turnover rates over the two most recently completed fiscal years. (We note a significant increase in the portfolio turnover rates in the Financial Highlights.) See Item 16(e) of Form N-1A.

Response: The statement of additional information (the “SAI”), filed as part of the N-1A filing, included a brief discussion about why portfolio turnover rates have varied over the two most recently finished fiscal years.

Principal Investment Strategies of the Funds – pages 2, 8, 13

9.                  All Funds will invest in collateralized loan obligations (“CLOs”). Please tell us whether there is a limit on the amount of the Funds’ investments in CLOs and whether CLOs are treated as illiquid investments by the Funds. Also, please disclose what tranches the Funds will invest in (e.g., equity, non-investment grade). Depending on your response, we may have further questions.

Response: The Funds may invest in CLOs as disclosed in the current prospectus. The level of exposure a Fund may have to CLOs and the type of tranches invested in is completely dependent on the adviser’s risk return analysis on such investments versus other investments available to a Fund. Each CLO is analyzed by the adviser to determine whether it is liquid. Detailed disclosure of the adviser’s process for selecting CLOs is included in the prospectus. The adviser manages each Fund to comply with the 15% limitation on investments in illiquid securities.

10.              If the Funds will sell (write) credit default swaps, please confirm supplementally that the Funds will segregate the full notional amount to cover the obligation of the credit default swap.

Response: The Funds may sell credit default swaps and, if a Fund does, the advisor will segregate the full notional amount to cover the obligation of a credit default swap.

Leader Funds Trust

May 10, 2019

11.              Leader Floating Rate Fund will invest in CLOs, Residential Mortgage-Backed Securities (RMBS”), Commercial Mortgage-Backed Securities (“CMBS”), and Collateralized Debt Obligations (“CDOs”) Please tell us how much of the Fund’s assets are expected to be invested in each of these types of investment, and whether there is a limit on any such investments, either by investment type or in the aggregate.

Response: The Leader Floating Rate Fund may invest in CLOs, RMBS, CMBS and CDOs as disclosed in the current prospectus. The level of exposure to these investments will be largely dependent on the adviser’s risk return analysis on such investments versus other investments available to the Leader Floating Rate Fund.

12.              If a Fund will invest more than 15% of its net assets in the issuers referenced in comments 9 and 11, above, please explain to us in detail how the Fund’s board of directors determined that these expected holdings are liquid (i.e., any investment that the Fund reasonably expects can be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.). See Investment Company Act Release No. 32315 (Oct. 13, 2016) at III.C.4 (discussing certain factors that a fund could consider in assessing the liquidity of its portfolio investments and providing guidance on specific issues associated with each of these factors). Your response should include general market data on the types of investments and data on the liquidity of specific investments of the type that the Fund will invest in, including information about:

a.	Whether the Fund imposes any limits as a percentage of its net assets with respect to the position sizes in the investment;
b.	What specific measures would the Fund take if it received a large redemption request;
c.	The existence of an active market for the investment, including the number, diversity, and quality of market participants;
d.	The frequency of trades or quotes for the investment, including the daily trading volume;
e.	The expected size of the Fund’s position in the investment relative to its average daily trading volume and, as applicable, the number of units of the investment outstanding;
f.	The volatility of trading prices for the investment;
g.	Bid-ask spreads for the investment;
h.	Restrictions on trading or transferring the investment;
i.	The availability of, and Fund adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs and CMOs; and
j.	how the Fund will be able to appropriately value these investments on a daily basis.

Response: The prospectus describes each Fund’s principal investment strategy and the relevant investment restrictions that apply to a Fund. Depending on the Fund in question, one or more of the investments listed in comments 9 and 11 can potentially make up more than 15% of the Fund’s net assets at any given time. The Trust’s Board of Trustees is a new Board and has met only once as of the date of this response. At the Board’s Organizational Board Meeting, the Trustees’

Leader Funds Trust

May 10, 2019

discussed the adviser’s extensive experience managing open-end mutual funds that invest primarily in fixed-income securities. They reviewed the adviser’s investment process as it relates to each Fund. The adviser provided information on its trading process, noting that generally the Funds’ investments will trade on multiple trading desks. The adviser discussed the purchase and redemption activity in the Predecessor Funds, noting that the Leader Short Duration Bond Fund and Leader Total Return Fund have experienced higher than normal redemption activity over the past several years. The adviser explained that it was able to manage the redemption activity in these Funds by selling investments timely and while mitigating potential dilution of remaining shareholders interests. The Trust’s Board met with the Predecessor Funds’ independent public accounting firm and discussed its experience in auditing the Predecessor Funds, and no material issues were brought to the attention of the Board during this meeting regarding the liquidity classification or valuation of the Funds’ investments. The Trust’s Board is also in the process of entering into an Agreement and Plan of Reorganization (the “Plan”) with the Predecessor Funds. As part of the Plan, the Predecessor Funds are making certain representations to the Trust as it relates to the Predecessor Funds and their compliance with prospectus and statement of additional information requirements, and the federal securities laws. At this time, the Trust’s Board has not been apprised of any compliance related issues as it relates to the Predecessor Funds’ compliance with their respective 15% limits on investments in illiquid securities. In addition, the Trust’s Board intends to be in compliance with the relevant requirements of Rule 22e-4 of the Investment Company Act of 1940 by June 1, 2019 as it relates to small fund groups. The Trust’s liquidity risk management program is being drafted and will be adopted by December 1, 2019.

13.              Leader Total Return Fund disclosure (on page 8) states its average portfolio duration compared to Morningstar Core Bond Index “as of May 31, 2017.” Please use more recent data than from 2017.

Response: The Trust has updated the information as requested.

Principal Risks of Investing in the Funds – pages 2-5, 8- 10, 13 – 15

14.              Inasmuch as “Portfolio Turnover Risk” is identified as a principal risk of each Fund, please revise the Principal Investment Strategies section for each of the Funds that seek to frequently buy and sell portfolio securities to reflect this as a principal strategy.

Response: Disclosure regarding active trading has been added to the principal investment strategy discussion for Leader Short Duration Bond Fund. The Leader Total Return Fund and Leader Floating Rate Fund both previously addressed active trading in the principal investment strategy discussion.

15.              All Funds will invest in foreign markets and they include foreign risk as a principal risk factor, however, only Leader Short Duration Bond Fund includes an emerging market risk factor. Please confirm that the other Funds will not invest in emerging markets as a principal strategy.

Response: All the Funds want to have the ability to invest in emerging markets as part of their principal investment strategy. Leader Total Return Fund and Leader Floating Rate Fund have each added emerging market investing to its principal investment strategy and principal risk sections.

Leader Funds Trust

May 10, 2019

16.              Please add to the Principal Risk sections the cybersecurity risk disclosure set forth later in the prospectus (on page 28), or explain to us why you believe it is unnecessary.

Response: The Trust does not believe it is necessary to disclose cybersecurity risk in the Fund Summary sections of the prospectus because we do not believe this risk impacts a Fund’s net asset value, yield and/or total return. The Trust believes this risk is more suitably disclosed in its Item 9 discussion of the Funds’ risks.

17.              Leader Total Return Fund and Leader Floating Rate Fund include a risk factor titled “Liquidity Risk.” Leader Short Duration Bond Fund includes disclosure of liquidity risk within the risk factors titled “High-Yield Bond Risk” and “Variable and Floating Rate Securities Risk.” Given that liquidity risk is a principal risk, please add a separate risk factor highlighting liquidity risk for Leader Short Duration Bond Fund.

Response: The Trust has revised the disclosure as you have requested.

18.              Leader Floating Rate Fund discloses in its Foreign Risk factor that Brexit may create greater uncertainty for European debt issuers and negatively impact their credit quality. Does this risk pose a greater risk of default? If so, please disclose.

Response: The Trust does not believe Brexit poses a greater risk of default but increases the volatility of such investments. No changes are being made to the current disclosure.

Additional Information About Principal Investment Strategies and Related Risks

19.              On page 28, the section titled “Temporary Investments,” states that a Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies. Please add that the Fund may not achieve its investment objective. See Form N-1A, Item 9(b)(1), Instr. 6.

Response: The Trust has revised the disclosure as you have requested.

Redemption in Kind – page 34

20.              Please disclose additional detail regarding the Funds’ practices with respect to in-kind redemptions, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities.

Response: The Trust has provided additional disclosure regarding in-kind redemptions.

Statement of Additional Information (“SAI”) (All Funds)

Leader Funds Trust

May 10, 2019

Investment Restrictions

21.              On page 34, the narrative disclosure after section (8) is incorrect when it comes to a Fund’s borrowing. The narrative states that if any percentage restriction or requirement described above is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in asset value will not constitute a violation of such restriction. Please revise and clarify that this is not the case, for borrowing purposes. (We note that on pages 34 to 35, similar narrative disclosure after section (5) correctly excepts borrowing.)

Response: The Trust has revised the disclosure as you have requested.

Part C: Other Information

Item 28. Exhibits

22.              Please include all exhibits that were marked “to be filed by amendment.”

Response: The Trust has filed or will file by future amendment the exhibits as you have requested.

Accounting Comments

23.              As the Trust has not provided a seed balance sheet, please explain to us how the Trust intends to comply with section 14 of the 1940 Act.

Response: We are relying on the Commission’s no-action relief provided to Cigna Aggressive Growth Fund (pub. avail. February 15, 1985). The SEC stated in Cigna that it will not raise any objections if immediately before the effective date of the transaction (i.e. a shell reorganization), the “shell” company does not have a net worth of $100,000 as required by section 14(a) of the 1940 Act. The proposed transaction here is a reorganization into a “shell company.”

24.              The Fund’s website has 5/31/17 Annual Financial Statements. However, the 5/31/18 financial statements should be available to shareholders. Please advise.

Response: The Trust has added the 5/31/18 financial statements to the website.

25.              The 5/31/18 financial statements are incorporated by reference, but stale as of 1/31/19. The registration statement needs to incorporate by reference the semi-annual unaudited financial statements as well (as of 2/6/19, these were not yet filed).

Response: The Predecessor Funds filed their semi-annual unaudited financial statements via EDGAR on February 7, 2019. The Trust has added disclosure incorporating the semi-annual unaudited financial statements by reference.

26.              Fee tables – Please clarify that the Class C CDSC is charged only within 12 months, if this is the case.

Leader Funds Trust

May 10, 2019

Response: The Trust has clarified its disclosure as it relates to the CDSC for Class C shares.

27.              Leader Floating Rate Fund Fee Table – The Fund can only show waivers in place for at least 1 year from the effective date of the Registration statement - See Form N1A, Item 3, Instruction 3(e). Also, it appears that the Fund has reflected the waiver for a full year of the hypothetical expenses.

Response: See the Trust’s response to Comment 5 above.

28.              Leader Floating Rate Fund Fee Table - Please disclose the recapture is limited to the lesser of (1) the expense cap in effect at the time of the waiver, and (2) the expense cap in effect at the time of recapture.

Response: See the Trust’s response to Comment 5 above.

29.              Floating Rate Fund Fee Table - The waiver language here does not explicitly exclude the 12b-1 fee. Please amend the language to exclude the 12b-1 fee, in order to be consistent with the notes in the audited financial statements.

Response: The Trust has revised the disclosure as you have requested.

30.              We note that the auditor’s consent goes stale as of 3/2/19. If the pre-effective amendment is filed after that date, an updated consent must be filed.

Response: The Trust has obtained an updated consent from the auditor.

* * *

Regards,

/s/ John H. Lively

On Behalf of Practus, LLP